MYTRAVEL

SEC MAIL RECEIVED PROCESSING
MAY 2 7 2005
WASH. D.C. 198 SECTION

05008556

lc
ntre
Manchester M14 7QU
t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

24 May 2005

SEC MAIL RECEIVED PROCESSING
MAY 2 7 2005
WASH. D.C. 198 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 23rd of May 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
<u>MyTravel Group plc</u>

PROCESSED
JUN 0 7 2005
THOMSON FINANCIAL

Enclosures

dw 6/7

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 20 May 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

Further to our conversation earlier today, please note that I attempted to send this fax yesterday evening. However, I understand that there was a fault with your fax machine, hence this letter not arriving until now.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 27 2005
WASH. D.C. 198

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

19 May 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 17 May 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 829,111,070 shares, being approximately 7.07% of the issued share capital of the Company.

We have transferred from time to time 829,111,070 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 829,111,070 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL, are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

David Edwards
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

20 May 2005

12. Total holding following this notification

829,111,070 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

7.07% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 829,111,070 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 829,111,070 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

23 May 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 20 May 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** __2__ **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

Further to our conversation earlier today, please note that I attempted to send this fax yesterday evening. However, I understand that there was a fault with your fax machine, hence this letter not arriving until now.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

SEC MAIL RECEIVED PROCESSING
MAY 27 2005
WASH., D.C. 198 SECTION

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

20 May 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 18 May 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 817,938,319 shares, being approximately 6.97% of the issued share capital of the Company.

We have transferred from time to time 817,938,319 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 817,938,319 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

D Edwards

David Edwards
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

20 May 2005

12. Total holding following this notification

817,938,319 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

6.97% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 817,938,319 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 817,938,319 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

23 May 2005